SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 28549

SCHEDULE 13D

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 6)

Allied Healthcare International Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
01923A 10 9
(CUSIP Number)
Timothy M. Aitken Chairman of the Board and Chief Executive Officer Allied Healthcare International Inc. 245 Park Avenue New York, New York 10167
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 16, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [    ]

SCHEDULE 13D

  CUSIP No.     01923A 10 9

Page   2         of     4             Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Timothy M. Aitken
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONAL WITH	7	SOLE VOTING POWER 1,898,853
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 1,898,853
		10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,898,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 6 amends Items 3 and 5 of the Schedule 13D filed by Timothy M. Aitken with the Securities and Exchange Commission on May 1, 2002, as amended by Amendment No. 1 thereto filed on August 12, 2002, Amendment No. 2 thereto filed on December 24, 2002, Amendment No. 3 thereto filed on January 15, 2004, Amendment No. 4 thereto filed on July 7, 2004, and Amendment 5 thereto filed on November 14, 2006 relating to the Common Stock, par value $0.01 per share (the ‘‘Common Stock’’), of Allied Healthcare International Inc. (the ‘‘Company’’).

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3(i) is amended by deleting therefrom the reference to options to purchase 500,000 shares of Common Stock that were granted to Mr. Aitken on January 15, 1997. Such options expired without having been exercised on January 16, 2007. As a result of the deletion of the reference to such options, Item 3(i) is amended to reflect the fact that Mr. Aitken has been granted 1,124,000 options to purchase shares of Common Stock, and that he currently holds options to purchase 1,118,280 shares of Common Stock, all of which are exercisable within 60 days of the date of this Amendment No. 6.

Item 5.    Interest in Securities of the Issuer.

Item 5 is amended and restated to read as follows:

(a)    As of June 1, 2007, there were 44,957,492 shares of Common Stock outstanding. The percentages reported in this statement have been rounded to the nearest one-tenth of a percent.

Mr. Aitken beneficially owns 1,898,853 shares of Common Stock, or 4.1%, of the outstanding shares of Common Stock, through (i) his beneficial ownership of 682,007 shares of Common Stock; (ii) his beneficial ownership of 98,566 shares of Common Stock held by Aitken (English) Company Limited, an affiliate of Mr. Aitken; and (iii) options to purchase an aggregate of 1,118,280 shares of Common Stock which are exercisable within 60 days of the date of this Amendment No. 6 to Schedule 13D.

(b)    Mr. Aitken has, or will have upon the exercise of stock options, the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all shares of Common Stock identified in paragraph (a) above.

(c)    During the last 60 days, Mr. Aitken has not effected any transactions in the Common Stock.

(d)    No person other than Mr. Aitken has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Aitken.

(e)    On January 16, 2007, as a result of the expiration of the exercise period of options to purchase 500,000 shares of Common Stock, Mr. Aitken ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Marvet Abbassi Attorney-in-fact for Timothy M. Aitken

Date: June 5, 2007